Exhibit 99.3

Dear Famous Family:

I am pleased to announce today that BBQ Holdings, Inc. (the “Company”) has entered into a definitive merger agreement with a subsidiary of MTY Food Group Inc. (“MTY”) (mtygroup.com). In light of this announcement, I would like to invite you to attend a call today, August 9, at 10:00 a.m. Central Time (meeting invite to follow). We have many wins on the board, and a lot of momentum to build from.

I am excited to open the floor for questions, and you will also have an opportunity to hear first-hand from Eric Lefebvre, MTY’s CEO, why he is excited about their investment in our Company.

MTY has over 40 years of extensive experience in the North American restaurant industry. As a franchisor with approximately 6,660 locations under 80 different banners across the globe, including sizable footprints in the United States and Canada, they aspire to support franchisee profitability, to deliver quality products, and to provide an exceptional customer experience.

I look forward to the possibilities ahead for continuing to improve the strength and breadth of our brands as we execute of our three pillars of growth, which we believe align very closely with MTY’s vision. MTY has expressed a desire to enhance our efforts to strengthen our brands.

I am confident that MTY’s portfolio of 80 different banners will bring increased access to idea sharing and operational support.

We look forward to the conversation and this next promising chapter in the evolution of our company.

Sincerely,

Jeff